A2Z Smart Technologies Launches Pilot with Large Mexican Retail Chain

Cust2Mate Smart Shopping Cart platform has been selected by a leading grocery stores operator in Mexico with more than 250 stores

TEL AVIV, ISRAEL / July 27, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQX: AAZZF), an innovative technology company specializing in state-of-the-art automation and electronics technology including the Cust2Mate smart shopping cart platform, today announced a pilot program for its Cust2mate smart carts with one of Mexico's leading grocery store chains, operating more than 250 stores. The 60-day pilot program will employ twenty Cust2Mate smart carts at one of the chain's flagship stores in Mexico. A successful pilot will lead to the launching the smart carts at the retailer's premium branches.

Ben Tsur Joseph, Chief Executive Officer of A2Z, stated, "We are pleased to have this opportunity to engage one of the premier grocery retailers in Mexico, well known for their innovative approach and embrace of new technologies. Our Cust2Mate self-checkout shopping cart is poised to revolutionize and streamline the in-store shopping experience from start to finish, utilizing technology that automatically scans purchased items and enables in-cart payment so that shoppers may bypass long checkout lines using sophisticated anti-fraud technology. With our technology, retail grocers can also direct shoppers to discounted products, in-store promotions and other offers to efficiently move inventory from the shelves into carts. We're excited to launch this pilot at one of the retailer's flagship stores in Mexico before the close of 2021. 'Seeing is believing' and we look forward to the successful completion of this pilot and the launch of our state-of-the-art Cust2Mate smart cart, into over 20 additional locations."

A representative from the Retail partner commented, "We look forward to exploring the benefits of Cust2Mate smart carts which we believe will enhance the shopping experience for our customers and also improve our ability to move inventory and streamline our operational capabilities. Our goal as a retailer is to embrace the state-of-the-art technology that will make shopping easier and more enjoyable for our customers and we're excited to launch this Cust2Mate smart cart pilot so that we may experience the real-time capabilities of the smart carts' sophisticated yet accessible technology."

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient

shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: jnesbett@imsinvestorrelations.com

A2Z Smart Technologies Corp.

Gadi Levin, Chief Financial Officer
Telephone: +972-8-932-4333
Email: gadi@a2zas.com